Exhibit 99.2

AOK Bayern Transforms Healthcare Service for 4.5 Million Members with NiCE’s
CXone CX AI Platform

First German public health insurer to deliver faster, more personalized, and compliant customer experiences on the EU Sovereign Cloud

Hoboken, N.J., January 13, 2026 – NiCE (Nasdaq: NICE) today announced that AOK Bayern, one of Germany’s largest statutory health insurance providers, has successfully deployed NiCE CXone on the EU Sovereign Cloud, modernizing customer service for more than 4.5 million insured members across Bavaria. The deployment underscores the growing role of CX AI platforms in enabling large, regulated organizations to modernize how they engage and support customers.

As the first German public health insurance provider to migrate its contact center operations to the cloud, AOK Bayern is setting a new standard for secure, compliant, and customer-centric digital transformation in the healthcare sector. The NiCE EU Sovereign Cloud, built specifically to meet the rigorous compliance and data residency needs of leading European public sector, healthcare and finance organizations, such as AOK Bayern, ensures that all customer data is protected and remains within the EU.

The deployment replaces AOK Bayern’s legacy on-premises infrastructure with NiCE CXone, an AI-powered, analytics-driven platform that unifies voice, chat, email, and co-browsing interactions in a single, cloud-native environment. Built for scale, security, and flexibility, the solution provides a future-ready foundation for continued innovation in digital service delivery.

As part of its integrated CX AI ecosystem, AOK Bayern also leverages NiCE Cognigy’s AI Phone Agent. The intelligent assistant greets customers on their service line, routes them directly to the appropriate department, and seamlessly transfers relevant context along with the reason for the call. This milestone further demonstrates AOK Bayern’s holistic approach to creating a seamless experience for both customers and support teams alike.

By migrating to NiCE CXone, AOK Bayern’s contact center agents across 225 sites gain new tools to collaborate more efficiently, automate routine processes, and deliver faster, more personalized service. Customers benefit from shorter wait times, consistent support experiences, and new levels of accessibility. The solution’s embedded analytics and AI capabilities also empower AOK Bayern to better understand customer needs, improve performance, and proactively identify opportunities to enhance service.

“With NiCE, we’ve taken a major step forward in modernizing our customer service while maintaining the highest standards of data protection and compliance,” said Dr. Thomas Pöppe, Chief Information Officer & Chief Digital Officer, AOK Bayern. “The platform empowers our employees to work more efficiently and provides our members with faster, more seamless experiences. It also positions us to expand our use of AI and analytics to further improve service quality in the future.”

“AOK Bayern’s successful deployment of NiCE CXone on the EU Sovereign Cloud marks a milestone for Germany’s healthcare sector,” said Darren Rushworth, President, NiCE International. “Developed to meet the strictest EU data sovereignty standards, the CX AI platform enables organizations like AOK Bayern to combine secure, compliant operations with intelligent automation. The result is a more seamless experience for customers and more empowered agents, all while maintaining the highest standards of data protection.”

The NiCE EU Sovereign Cloud was built specifically for highly regulated industries such as healthcare and public administration. It combines NiCE’s market-leading CXone platform with enhanced security and compliance controls to ensure adherence to standards governing personal data protection and residency within the EU.

About NiCE
NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201-561-4442, media@nice.com, ET

Investors
Ryan Gilligan, +1-551-417-2531, ir@nice.com, ET
Omri Arens, +972 3 763-0127, ir@nice.com, CET

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Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rushworth, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or  effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions,  including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.